Filed pursuant to Rule 253(g)(2)

File No. 024-12056

SUPPLEMENT NO. 4 DATED JANUARY 5, 2024

TO THE OFFERING CIRCULAR DATED MAY 18, 2023

OF

CALTIER FUND I LP

This document supplements, and should be read in conjunction with, the Offering Circular dated May 18, 2023 of CalTier Fund I, LP as subsequently amended or supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. In this supplement, the term “CalTier” “we”, or “the company” refers to CalTier Fund I, LP and its wholly owned subsidiary on a consolidated basis.

The Offering Circular dated May 18, 2023, is available HERE, as supplemented HERE,  HERE, and HERE.

More recent financial information about the Company is available in its 2023 Semi-Annual Report filed on Form 1-SA, available HERE.

The purpose of this supplement is to disclose:

•	Our Unit Purchase Price and NAV as of December 31, 2023; and

•	Redemption Plan Status; and

•	Historical Price Information.

Unit Purchase Price as of December 31, 2023

As of December 31, 2023, our unit purchase price is $5.00. This price shall be effective through March 31, 2024 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. The unit purchase price is equal to the greater of (i) $5.00 per unit or (ii) our net asset value (“NAV”) divided by the number of units outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day.

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Components of NAV

The following sets forth the calculation of NAV for our units:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

	December 31, 2023	September 30, 2023
ASSETS:
Cash and cash equivalents	$129,526	$167,890
Investments in Securities, at Fair Value	$3,412,359	$3,489,226
Deferred offering costs	$97,182	$97,182
Total assets	$3,639,067	$3,754,298

LIABILITIES:
Accounts payable	$5,718	$21,912
Distribution payable	$0	$0
Loan Payable	$880,696	$863,708
Advances from Related Parties	$243,076	$360,163
Total liabilities	$1,129,490	1,245,783
NET ASSETS	$2,509,577	$2,508,515
Net assets consist of:
Limited Partner’s Equity	$2,509,577	$2,508,515
NET ASSETS	$2,509,577	$2,508,515
NET ASSET VALUE PER UNIT	$5	$5

As described in “Valuation Policies” in our offering circular dated May 18, 2023, as supplemented from time to time (collectively, the “Offering Circular”), our General Partner or a third-party accountant will calculate our NAV per unit using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions and (4) estimated accruals of the Company’s operating revenues and expenses.

The calculation of our NAV per unit is based on a number of subjective judgments and assumptions that may not prove to be accurate. Our published NAV per unit may not fully reflect the precise amount that might be paid for your units in a market transaction. Moreover, although we evaluate and provide our NAV per unit on a quarterly basis, our NAV per unit may fluctuate daily so that the NAV per unit in effect for any fiscal quarter may not reflect the amount that might be paid for your units in a market transaction. Further, our published NAV per unit may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any material event that would cause our NAV per unit to change by more than 5% would require a recalculation. We will disclose the updated price and the reason for the change in an Offering Circular supplement and on www.caltier.fund as promptly as reasonably practicable.

Share Redemption Plan Status

For the quarter ended December 31, 2023, we redeemed approximately 40,000 units under our redemption plan described in our Offering Circular.

Historical Price Information

Since we began calculating our purchase price per unit, our price per unit has been $5.00.

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